Financial Report Grupo Financiero Galicia S.A. 20261st. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, May 13, 2026, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the first quarter ended on March 31, 2026.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

"

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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May 14, 2026
11:00 am (Eastern Time)
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

We are Argentina's leading financial services group with over 120 years of experience. Through our companies, we generate long-term, sustainable value by offering savings, investment, credit, insurance, advisory, and digital solutions for individuals, businesses, and organizations across the country.

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), Galicia Securities S.A.U., IGAM LLC (Inviu), and other subsidiaries.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Net profit per share Ps.41.4 Capital Ratio 23.3% Employees 9,749 Branches and other points of sale 404 Deposits accounts In thousands 21,076 Credit cards In thousands 13,465 4 Ps.66,488 million Net income for the quarter attributable to GFG -66% vs. 1Q 2025 ROE 3.2% -564 bp vs. 1Q 2025 Efficiency 39.9% -870 bp vs. 1Q 2025 Highlights Market share: Loans to the private sector(1) 15.2% Market share: Deposits to the private sector(1) 15.2% (1) Market share calculated for Banco Galicia and Naranja X (Naranja Digital).

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Selected ratios Percentages 2026 2025 2025 Variation (bp) 1Q 4Q 1Q vs.4Q25 vs.1Q25 ROA 0.6 (0.7) 1.7 129 (112) ROE 3.2 (4.3) 8.8 745 (564) Financial Margin 17.8 16.4 19.3 145 (142) Efficiency ratio 39.9 39.3 48.6 65 (870) Capital ratio (1) 23.3 23.0 24.4 31 (104) NPL Ratio 9.6 8.2 3.6 139 597 Allowance for loan losses / Private-sector financing 9.0 8.2 5.2 74 374 Coverage 93.4 100.1 143.8 (667) (5,039) Non-accrual portfolio with guarantees to non-accrual portfolio 5.0 4.0 4.2 96 76 Cost of risk 12.2 15.0 8.6 (272) 361 5 Selected financial information (1) Galicia consolidated with Naranja X.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

The net result for the quarter attributable to Grupo Galicia was a profit of Ps.66,488 million, which represented, on an annualized bases, an ROA of 0.6% and an ROE of 3.2%.

The aforementioned result was composed mainly of gains from Galicia, for Ps.47,653 million; Fondos Fima, for Ps.34,375 million; Galicia Seguros, for Ps.12,546 million; and Galicia Securities, for Ps.1,456 million, offset by a loss from Naranja X for Ps.18,638 million.

During the first quarter of 2026, results continued to be affected by significant loan loss provisions, which, while still remaining as the main negative effect on profits, decreased as compared to the previous quarter, reflecting improved delinquency rates. Net interest income was also affected by lower intermediation activity, showing a decline in volume. In this context, the financial margin continued its recovery compared to the previous quarter, improving towards the end of the first quarter of 2026. While the volatility of interest rates recorded during January and February temporarily affected its performance, this trend reversed in March, consolidating a level higher than that observed in the previous period. Furthermore, the seasonality inherent to the first quarter, characterized by lower transaction volume compared to the fourth quarter of 2025, is reflected in a decrease in fee income. Meanwhile, expenses reflect the efficiencies captured in the integration process.


Resultads of the main companies
Galicia
47,653
38,390
Fondos Fima
34,375
35,820
Galicia Securities
1,456
14,088
Naranja X
(18,638)
85,482
Galicia Seguros
12,546
12,118
1Q 2026
1Q 2025

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Net interest income	1,595,336	1,715,909	1,407,955	(7)	13
Net fee income	434,057	483,898	477,738	(10)	(9)
Net results from financial instruments	144,626	204,677	322,812	(29)	(55)
Gold and foreign currency quotation differences	116,982	112,039	21,307	4	449
Other operating income	242,571	252,989	219,619	(4)	10
Insurance business results	21,766	(9,811)	28,524	(322)	(24)
Loan loss provisions	(892,130)	(1,119,008)	(536,067)	(20)	66
Net operating income	**1,663,208**	**1,640,693**	**1,941,888**	**1**	**(14)**
Personnel expenses	(255,824)	(274,674)	(302,127)	(7)	(15)
Administrative expenses	(252,147)	(310,391)	(317,693)	(19)	(21)
Depreciations and devaluations of assets	(75,149)	(89,279)	(82,251)	(16)	(9)
Other operating expenses	(482,447)	(643,258)	(425,445)	(25)	13
Operating Income	**597,641**	**323,091**	**814,372**	**85**	**(27)**
Results from the net monetary position	(528,477)	(443,646)	(520,755)	19	1
Results from associates and joint ventures	(1,226)	7,327	(4,963)	(117)	(75)
Income tax	(1,430)	21,795	(95,014)	(107)	(98)
Net income / (loss)	**66,508**	**(91,433)**	**193,640**	**(173)**	**(66)**
Net Income / (loss) Attributable to Non-controlling Interests	20	(3)	64	(767)	(69)
Net Income / (loss) Attributable to Grupo Galicia	66,488	(91,430)	193,576	(173)	(66)
Other comprehensive income / (loss)	22,339	219,505	(113,393)	(90)	(120)
Total comprehensive income / (loss)	**88,847**	**128,072**	**80,247**	**(31)**	**11**
Total comprehensive income / (loss) Attributable to Non-controlling	21	3	62	600	(66)
Total comprehensive income / (loss) Attributable to Grupo Galicia	88,826	128,069	80,185	(31)	11

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Assets					
Cash and due from banks	6,648,382	10,251,703	7,737,950	(35)	(14)
Debt securities	1,948,862	1,737,859	1,765,456	12	10
Net loans and other financing	24,454,158	25,583,299	21,960,723	(4)	11
Other financial assets	9,163,591	9,717,877	11,664,254	(6)	(21)
Investment in subsidiaries, associates and joint ventures	11,207	14,025	2,550	(20)	339
Property, bank premises, equipment	1,302,678	1,308,409	1,458,132	—	(11)
Intangible assets	405,165	417,330	427,040	(3)	(5)
Other assets	1,078,872	905,417	1,067,503	19	1
Assest from insurance and reinsurance contracts	131,781	155,358	128,957	(15)	2
Assets available for sale	10,467	10,467	20,912	—	(50)
Total assets	**45,155,163**	**50,101,744**	**46,233,477**	**(10)**	**(2)**
Liabilities					
Deposits	25,577,481	30,281,271	25,488,145	(16)	—
Financing from financial entities	1,402,693	965,003	686,436	45	104
Other financial liabilities	5,356,012	5,424,386	6,521,721	(1)	(18)
Negotiable obligations	1,497,326	1,775,526	1,407,534	(16)	6
Subordinated negotiable obligations	347,826	411,712	359,950	(16)	(3)
Other liabilities	1,394,565	1,682,274	1,904,262	(17)	(27)
Liabilities from insurance and reinsurance contracts	990,214	1,062,191	928,038	(7)	7
Total liabilities	**36,566,117**	**41,602,363**	**37,296,086**	**(12)**	**(2)**
Total Shareholders' equity	**8,589,046**	**8,499,381**	**8,937,391**	**1**	**(4)**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1905, Galicia has supported the development of Argentina and has established itself as the leading privately owned bank with domestic capital. Through its distribution channels, including both branch-based and digital platforms, the Bank offers a broad range of financial products and services to individuals and companies nationwide. Galicia has defined customer experience and digital transformation as its strategic priorities, aiming to achieve sustainable and efficient growth.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Portfolio Quality 7.7% +500 bp vs. 1Q 2025 Coverage 91.4% -6,720 bp vs. 1Q 2025 10 Ps.47,654 million Net income for the quarter +24% vs. 1Q 2025 ROE 2.9% +72 bp vs. 1Q 2025 Efficiency 44.3% -1,602 bp vs. 1Q 2025 Cost of risk 9.5% +260 bp vs. 1Q 2025 Capital Ratio 25.5% +440 bp vs. 1Q 2025 14.4% Market share: Loans to the private sector 13.9% Market share: Deposits to the private sector -80 bp vs. 1Q 2025 -280 bp vs. 1Q 2025 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 296 12,122 6,025 4,936 Digital clients 92%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

In the first quarter of 2026, Galicia recorded a net income of Ps.47,653 million, an improvement of Ps.162,627 million compared to the loss of Ps.114,974 million registered in the previous quarter. This result represented an annualized ROE of 2.9% and ROA of 0.5%.

Operating income was Ps.273,144 million (153%) higher compared to previous quarter, as a result of an increase in net operating income for Ps.120,266 million (11%) and an improvement in expenses decreasing 17% compared to the previous quarter, as a result of the efficiencies generated after the integration with Galicia Más.

Net operating income reached Ps.1,185,531 million, registering an increase of Ps.120,266 million (11%) compared to the previous quarter. This variation was mainly as a result of lower charges for loan-loss provisions of Ps.186,331 million (25%). This effect was partially offset by lower net interest income for Ps.91,076 million (7%), mainly due to lower average trading volumes.

Regarding the financial margin, it registered an increase compared to the previous quarter, although its performance was affected by the interest rate volatility recorded during January and February 2026. Towards the end of the quarter, the margin consolidated its improvement, closing at 16.7%. Meanwhile, the result from government bonds showed a favorable trend towards the end of the quarter.

Income Statement					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Net interest income	1,183,462	1,274,538	1,059,592	(7)	12
Net fee income	285,276	306,851	289,598	(7)	(1)
Net results from financial instruments	44,893	15,514	172,758	189	(74)
Gold and foreign currency quotation differences	118,346	107,461	20,984	10	464
Other operating income	108,409	102,087	92,446	6	17
Loan-loss provisions	(554,855)	(741,186)	(328,120)	(25)	69
Net operating income	**1,185,531**	**1,065,265**	**1,307,258**	**11**	**(9)**
Personnel expenses	(180,003)	(194,855)	(223,419)	(8)	(19)
Administrative expenses	(179,572)	(219,708)	(237,446)	(18)	(24)
Depreciations and devaluations of assets	(65,140)	(80,308)	(71,729)	(19)	(9)
Other operating expenses	(308,591)	(391,313)	(297,686)	(21)	4
Operating income	**452,225**	**179,081**	**476,978**	**153**	**(5)**
Results from the net monetary position	(407,909)	(342,582)	(416,407)	19	(2)
Results from associates and joint businesses	(818)	3,111	(3,135)	(126)	(74)
Income tax	4,155	45,416	(19,047)	91	(122)
Net / (loss)	**47,653**	**(114,974)**	**38,389**	**141**	**24**
Other comprenhensive income / (loss)	29,005	202,623	(95,731)	(86)	(130)
Total comprenhensive income / (loss)	**76,658**	**87,649**	**(57,342)**	**(13)**	**(234)**

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.5% (1.2)% 0.5% 1Q 2026 4Q 2025 1Q 2025 2.9% (6.9)% 2.2% 1Q 2026 4Q 2025 1Q 2025 16.7% 15.5% 18.0% 1Q 2026 4Q 2025 1Q 2025 44.3% 46.8% 60.3% 1Q 2026 4Q 2025 1Q 2025

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2026		2025				Variation (% | bp)			
	1Q		4Q		1Q		vs.4Q25		vs.1Q25	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**19,396,853**	**36.8**	**20,323,735**	**39.7**	**19,892,589**	**38.6**	**(5)**	**(295)**	**(2)**	**(188)**
Government securities	5,691,760	38.3	6,085,702	34.8	7,839,130	34.7	(6)	351	(27)	360
Loans	13,350,134	38.4	13,925,779	42.9	11,945,152	41.0	(4)	(446)	12	(258)
Other interest-earning assets	354,958	(50.6)	312,254	(6.3)	108,306	61.5	14	(4,433)	228	(11,214)
In foreign currency	**7,042,955**	**7.4**	**7,081,787**	**8.1**	**4,850,388**	**4.7**	**(1)**	**(69)**	**45**	**274**
Government securities	763,448	5.4	503,796	(1.7)	485,867	2.8	52	708	57	255
Loans	6,247,208	7.6	6,547,298	8.2	4,314,879	4.8	(5)	(63)	45	274
Other interest-earning assets	32,298	21.6	30,693	143.5	49,642	7.4	5	(12,199)	(35)	1,417
Interest-earning assets	**26,439,807**	**28.9**	**27,405,522**	**31.5**	**24,742,977**	**32.0**	**(4)**	**(260)**	**7**	**(304)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest-earning assets totaled Ps.26,439,807 million, registering a decrease of Ps.965,715 million (4%) compared to the previous quarter. This decrease was mainly the result of a lower volume of loans in pesos for Ps.575,645 million (4%) and of government securities in pesos for Ps.393,942 million (6%). At the same time, the volume of loans in foreign currency decreased by Ps.300,090 million (5%). These drops were partially offset by a higher volume of government securities in foreign currency for Ps.259,652 million (52%).

Regarding loans in pesos, the decrease was associated with lower demand in the Wholesale segment, along with more restrictive origination policies in the Retail segment. The decrease in government securities in pesos was partly due to sales made in March. As for interest-earning assets in foreign currency, the drop in loans is explained by the combined effect of accelerating inflation and the real appreciation of the peso. However, measured in foreign currency, these average assets registered a 6% increase during the quarter.

The average interest rate for the first quarter of 2026 was 28.9%, representing a decrease of 260 bp compared to the previous quarter. This change was mainly due to a drop in the interest rate on other interest-earning assets, both in foreign currency and pesos, which decreased by 12,199 bp and 4,433 bp, respectively, reflecting lower returns on private securities and a decrease in earnings from forward transactions. Meanwhile, the peso-denominated lending rate fell by 446 bp. These effects were partially offset by a 351 basis point increase in the interest rate on government securities in pesos and a 708 basis point increase in the interest rate on government securities in foreign currency, driven by a larger volume and better returns in the portfolio measured at fair value.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2026		2025				Variation (%|bp)			
	1Q		4Q		1Q		vs.4Q25		vs.1Q25	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**10,642,798**	**23.7**	**11,340,479**	**29.1**	**9,561,493**	**29.8**	**(6)**	**(536)**	**11**	**(609)**
Saving accounts	1,688,064	—	1,770,291	—	1,468,116	—	(5)	—	15	(1)
Time deposits	7,133,873	30.1	6,525,749	37.6	6,101,848	36.4	9	(757)	17	(631)
Other Deposits	1,367,956	16.8	2,196,437	21.3	1,537,013	28.6	(38)	(450)	(11)	(1,179)
Debt securities	91,846	40.8	190,440	46.3	222,525	40.9	(52)	(550)	(59)	(10)
Other interest-bearing liabilities	361,060	30.6	657,562	43.1	231,991	42.3	(45)	(1,247)	56	(1,166)
In foreign currency	**12,678,106**	**1.6**	**13,169,917**	**1.7**	**8,505,397**	**1.2**	**(4)**	**(9)**	**49**	**37**
Saving accounts	6,985,803	0.2	7,660,934	0.2	6,462,001	—	(9)	2	8	25
Time deposits	2,479,746	2.5	2,257,057	3.0	767,791	1.9	10	(51)	223	59
Other Deposits	1,546,119	0.7	1,455,666	0.9	77,660	—	6	(24)	n.m	62
Debt securities	1,499,894	7.3	1,743,116	6.9	1,178,098	7.4	(14)	42	27	(8)
Other interest-bearing liabilities	166,545	0.3	53,144	1.6	19,847	2.4	213	(129)	739	(211)
Interest-bearing liabilities	**23,320,904**	**11.7**	**24,510,396**	**14.3**	**18,066,889**	**16.3**	**(5)**	**(267)**	**29**	**(466)**

(1) Does not include result from quotation difference. Nominal rates are calculated with a divisor of 360.

Interest-bearing liabilities reached Ps.23,320,904 million, registering a decrease of Ps.1,189,492 million (5%) compared to the previous quarter. This decrease was mainly due to a lower volume of other deposits in pesos and in saving accounts in foreign currency, for Ps.828,481 million (38%) and Ps.675,131 million (9%), respectively. These drops were partially offset by a higher volume in time deposits in pesos for Ps.608,124 million (9%).

Regarding peso deposits, the decrease is mainly due to lower institutional deposits resulting from an efficient balance sheet management in response to lower demand for peso-denominated assets. Meanwhile, the reduction in foreign currency-denominated liabilities, as well as in the case of foreign currency-denominated assets, was due to the combined effect of accelerating inflation and exchange rate fluctuations. However, measured in dollars, these average liabilities increased by 6% compared to the previous quarter.

The average interest rate on interest-bearing liabilities stood at 11.7%, registering a decrease of 267 bp compared to the previous quarter. This variation reflects a general decrease in interest rates during the quarter.

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Net interest income

Net interest income was Ps.1,183,462 million, Ps.91,076 million (7%) lower than the Ps.1,274,538 million recorded in the previous quarter.

Interest income for the quarter totaled Ps.1,869,034 million, Ps.287,621 million (13%) lower than the previous quarter. This decrease was primarily due to lower interest income from loans and other financing of Ps.244,703 million (15%).

Interest income from credit cards decreased by Ps.108,155 million (28%) due to a seasonal decrease in average volumes. At the same time, income from promissory notes dropped by Ps.92,211 million (19%) due to a decrease in average volumes and a lower interest rate for the quarter.

Additionally, there was also a lower income from government securities of 40,709 million (8%), mainly due to decreases of volume and yields in the first months of the quarter.

Interest Income					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Cash and due from banks	—	—	31	—	(100)
Government securities	439,610	480,319	522,124	(8)	(16)
Other financial assets	4,573	1,978	74	131	n.m.
Loans and other financing	1,420,357	1,665,060	1,270,028	(15)	12
Non financial public sector	91	92	92	(1)	(1)
Financial sector	44,160	48,837	20,060	(10)	120
Non-financial private sector	1,376,106	1,616,131	1,249,876	(15)	10
Overdrafts	147,664	178,051	112,981	(17)	31
Promissory notes	404,048	496,259	334,431	(19)	21
Mortgage loans	149,693	126,727	75,187	18	99
Pledge loans	63,409	65,090	51,882	(3)	22
Personal loans	303,785	324,215	332,671	(6)	(9)
Credit-card loans	275,565	383,720	319,106	(28)	(14)
Financial leases	5,658	6,396	5,508	(12)	3
Pre-financing and export financing	16,473	25,290	11,172	(35)	47
Other	9,811	10,383	6,938	(6)	41
Repurchase agreement transactions	4,494	9,298	5,361	(52)	(16)
Interest income	**1,869,034**	**2,156,655**	**1,797,618**	**(13)**	**4**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Interest expenses totaled Ps.685,572 million, a decrease of 196,545 million (22%) compared to the previous quarter. This change was primarily due to lower interest expenses on deposits of Ps.139,679 million (18%).

Within deposits, interest on time deposits and term investments decreased by Ps.80,591 million (13%) as a result of lower interest rates during the quarter. Similarly, interest expenses on other deposits fell by Ps.59,001 million (47%), due to both a decrease in average volume and lower interest rates.

Additionally, interest on repurchase agreement transactions decreased by Ps.33,602 million (67%) due to lower average volumes during the quarter. Meanwhile, interest expenses on negotiable obligations decreased by Ps.13,834 million (32%) due to the maturity of a corporate bond in February.

Interest expenses

In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Deposits	(616,120)	(755,799)	(668,609)	(18)	(8)
Saving accounts	(4,390)	(4,477)	(1,148)	(2)	282
Time deposits and term investments	(544,997)	(625,588)	(552,645)	(13)	(1)
Other	(66,733)	(125,734)	(114,813)	(47)	(42)
Financing from financial institutions	(8,907)	(12,642)	(6,194)	(30)	44
Repurchase agreement transactions	(16,682)	(50,284)	(14,245)	(67)	17
Other interest-bearing liabilities	(6,983)	(11,383)	(4,170)	(39)	67
Negotiable obligations	(29,598)	(43,432)	(35,169)	(32)	(16)
Subordinated Negotiable obligations	(7,282)	(8,577)	(9,639)	(15)	(24)
Interest expenses	**(685,572)**	**(882,117)**	**(738,026)**	**(22)**	**(7)**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Credit cards	127,935	133,735	129,408	(4)	(1)
Deposit accounts	48,091	49,871	45,330	(4)	6
Insurance	9,295	8,787	10,990	6	(15)
Financial fees	912	151	540	504	69
Credit- related fees	3,087	2,261	3,026	37	2
Foreign trade	13,558	15,207	18,646	(11)	(27)
Collections	34,945	40,340	27,853	(13)	25
Utility-Bills collection services	20,764	23,046	24,714	(10)	(16)
Mutual Funds	9,405	9,484	9,615	(1)	(2)
Fees from bundles of products	42,814	45,868	34,049	(7)	26
Other	24,937	27,137	42,190	(8)	(41)
Total fee income	**335,743**	**355,887**	**346,361**	**(6)**	**(3)**
Total expenditures	**(50,467)**	**(49,036)**	**(56,763)**	**3**	**(11)**
Net fee income	**285,276**	**306,851**	**289,598**	**(7)**	**(1)**

Net fee income reached Ps.285,276 million, reflecting a decrease of Ps.21,575 million (7%) compared to the previous quarter. This variation was influenced by the seasonality of the first quarter, which typically shows lower transaction levels compared to the fourth quarter.

In this context, fee income decreased by Ps.20,144 million (6%). The drop was mainly due to lower credit card fees, which fell by Ps.5,800 million (4%) as a result of lower spending after the seasonal peak of the previous quarter. Similarly, collections fees decreased by Ps.5,395 million (13%) due to lower transaction volume, while utility-bills collections servicies fees fell by Ps.2,282 million (10%).

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Net income from financial instruments

Net income from financial instruments was Ps.44,893 million, registering an increase of Ps.29,379 million (189%) compared to the Ps.15,514 million recorded in the previous quarter. This increase was primarily due to higher result from derecognition of assets for Ps.56,956 million (282%) related to the sale of government securities. In addition, the result from government securities measured at fair value increase by Ps.18,994 million (46%). This increases were partially offset by a decrease in the result from private sector securities for Ps.31,143 million due to lower returns during the quarter. As well, the result from derivative financial instruments decreases by Ps.15,426 million (46%), mainly those related to forward transactions.

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Government securities	60,003	41,009	110,284	46	(46)
Private sector securities	(2,679)	28,464	23,286	(109)	(112)
Derivative financial instruments	(49,186)	(33,760)	(12,167)	46	304
Forward transactions	(49,544)	(33,601)	(12,167)	47	307
Rate swap	358	(159)	-	(325)	N/A
Results of other financial assets/liabilities	(7)	(5)	(5)	40	40
Results from derecognition of assets	36,762	(20,194)	51,360	(282)	(28)
Net income from financial instruments	**44,893**	**15,514**	**172,758**	**189**	**(74)**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.118,346 million profit, Ps.10,885 million (10%) higher than Ps.107,461 million recorded in the previous quarter.

This result includes a gain of Ps.89,966 million from foreign currency trading, Ps.28,540 million lower than the Ps.118,506 million recorded in the previous quarter. The decrease is explained by a lower level of transactional activity, given that the previous quarter had registered a higher volume of operations by retail customers.

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Other operating income

In the first quarter, other operating income amounted to Ps.108,409 million, registering an increase of Ps.6,322 million (6%) compared to the previous quarter. This higher result was mainly due to the increase in other operating results for Ps.13,820 million (26%), offset by a decrease in other adjustments and interest on miscellaneous receivables of Ps.8,475 million (17%).

Other Operating Income					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Other financial income	27	(127)	3,324	(121)	(99)
Rental of safe deposit boxes	15,697	15,515	17,104	1	(8)
Other fee income	4,401	3,760	7,502	17	(41)
Other adjustments and interest on miscellaneous receivables	21,546	30,021	31,328	(28)	(31)
Other	66,738	52,918	33,188	26	101
Total other operating income	**108,409**	**102,087**	**92,446**	**6**	**17**

Loan loss provisions

Loan loss provisions for the quarter totaled Ps.554,855 million, Ps.186,331 million (25%) lower than those recorded in the previous quarter.

The reduction was driven by an improvement in early delinquency indicators in the individual segment, which registered a 49% drop compared to the previous quarter.

In this context, portfolio quality ended the quarter at 7.7%, while credit risk stood at 9.5%.

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Personnel expenses

Personnel expenses reached Ps.180,003 million, registering a decrease of Ps.14,852 million (8%) compared to Ps.194,855 million registered in the previous quarter, mainly due a decrease of average staff.

Administrative expenses

Administrative expenses for the quarter reached Ps.179,572 million, registering a decrease of Ps.40,136 million (18%) compared to the previous quarter. This decrease was generally due to operational efficiencies and synergies resulting from the integration process with Galicia Más.

Administrative Expenses					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Fees and compensations for services	8,399	17,825	15,031	(53)	(44)
Fees to directors and syndics	298	233	350	28	(15)
Publicity, promotion and research expenses	3,163	8,263	11,287	(62)	(72)
Taxes	25,226	26,143	35,623	(4)	(29)
Maintenance and repairment of goods and IT	63,087	65,751	69,701	(4)	(9)
Electricity and communications	11,198	17,851	10,390	(37)	8
Stationery and office supplies	600	773	1,955	(22)	(69)
Hired administrative services	41,890	50,461	52,882	(17)	(21)
Security	5,281	6,551	8,520	(19)	(38)
Insurance	2,383	2,356	2,510	1	(5)
Other	18,047	23,501	29,071	(23)	(38)
Total administrative expenses	**179,572**	**219,708**	**237,446**	**(18)**	**(24)**

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Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.65,140 million, registering a decrease of Ps.15,168 million (19%), compared to the previous quarter.

Other operating expenses

Other operating expenses for the quarter amounted Ps.308,591 million, a decrease of Ps.82,722 million (21%) compared to the previous quarter. This decrease was driven by lower other expenses for Ps.24,783 million (74%), lower expenses from turnover tax for Ps.22,378 million (12%), lower expenses for other provisions for Ps.16,167 million (73%) and lower other financial results for Ps.11,905 million (30%).

Other Operating Expenses

In millions of pesos, except otherwise noted		2025	2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Contribution to the Deposit Insurance Fund	10,695	10,817	10,573	(1)	1
Other financial results	27,762	39,667	22,047	(30)	26
Turnover tax	159,333	181,711	132,308	(12)	20
On financial income	132,118	151,492	109,379	(13)	21
On fees	22,919	26,480	20,305	(13)	13
On other items	4,296	3,739	2,624	15	64
Other fee-related expenses	91,202	95,647	108,727	(5)	(16)
Charges for other provisions	5,840	22,007	4,999	(73)	17
Claims	5,185	8,107	9,516	(36)	(46)
Other	8,574	33,357	9,516	(74)	(10)
Total other operating expenses	**308,591**	**391,313**	**297,686**	**(21)**	**4**

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Income tax

The income tax recovery amounted to Ps.4,155 million, mainly explained by the recognition of a tax credit associated with the filing of the tax return corresponding to fiscal year 2025, due to the impact of the tax inflation adjustment.

Other comprehensive income

In the first quarter of 2026, Galicia reported other comprehensive income (OCI) of Ps.29,005 million, Ps.173,618 million less than the Ps.202,623 million profit recorded in the previous quarter. This decrease is explained by the comparison with a quarter that had recorded a high market valuation of government securities and, additionally, by the sale of part of the portfolio during the current period.

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Assets					
Cash and due from banks	6,390,806	9,930,545	7,389,909	(36)	(14)
Debt securities	1,043,350	860,528	1,043,748	21	—
Net loans and other financing	19,537,652	20,080,389	16,690,042	(3)	17
Other financial assets	6,895,740	7,211,209	9,814,956	(4)	(30)
Equity investments in subsidiaries, associates and joint businesses	12,725	13,351	10,384	(5)	23
Property, plant and equipment	1,202,115	1,201,860	1,346,755	—	(11)
Intangible assets	346,275	360,878	371,749	(4)	(7)
Other assets	525,994	443,982	708,499	18	(26)
Assets available for sale	10,467	10,467	20,912	—	—
Total assets	**35,965,124**	**40,113,209**	**37,396,954**	**(10)**	**(4)**
Liabilities					
Deposits	23,753,462	27,980,490	23,747,509	(15)	—
Financing from financial entities	974,215	421,054	166,487	131	485
Other financial liabilities	2,373,305	2,250,797	3,420,274	5	(31)
Negotiable obligations	1,021,834	1,253,967	1,139,573	(19)	(10)
Subordinated negotiable obligations	484,971	564,836	494,239	(14)	(2)
Other liabilities	688,295	1,050,497	1,350,454	(34)	(49)
Total liabilities	**29,296,082**	**33,521,641**	**30,318,536**	**(13)**	**(3)**
Shareholders' equity	**6,669,042**	**6,591,568**	**7,078,418**	**1**	**(6)**
Foreign currency assets and liabilities					
Assets	13,966,523	15,645,838	11,778,141	(11)	19
Liabilities	14,248,869	15,925,481	11,677,909	(11)	22
Net forward purchases/(sales) of foreign currency (1)	357,160	247,801	(51,354)	44	(795)
Net global position in foreign currency	**74,814**	**(31,842)**	**48,878**	**(335)**	**53**

(1) Recorded as off-balance-sheet items.

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Level of activity

Financing

As of March 31, 2026, financing to the private sector totaled Ps.22,760,562 million, registering a decrease of Ps.835,762 million compared to the previous quarter. This variation was mainly due to a lower volume of loans in pesos for Ps.1,307,712 million. This decrease was offset by an increase in the volume of loans in foreign currency for Ps.346,680 million, equivalent to a 21% growth measured in that currency.

The market share of total loans to the private sector as of March 31, 2026, reached 14.4%, representing a decrease of 10 bp compared to the fourth quarter of 2025.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
In pesos	**14,792,372**	**15,728,597**	**13,734,397**	**(6)**	**8**
Loans	10,908,343	12,216,055	11,374,999	(11)	(4)
UVA-adjusted loans	2,250,428	2,077,028	1,141,568	8	97
Financial leases	48,228	52,374	46,652	(8)	3
Other financing[2]	1,585,373	1,383,140	1,171,177	15	35
In foreign currency	**7,968,190**	**7,867,727**	**5,569,557**	**1**	**43**
Loans	7,191,473	6,844,793	4,507,643	5	60
Financial leases	1,590	2,278	2,595	(30)	(39)
Other financing[2]	775,127	1,020,656	1,059,319	(24)	(27)
Total financing to the private sector	**22,760,562**	**23,596,324**	**19,303,954**	**(4)**	**18**

1. Includes IFRS adjustments.
2. Includes certain off-balance sheet accounts related to guarantees granted.

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As of March 31, 2026, the net loans and other financing portfolio totaled Ps.19,537,652 million, registering a decrease of Ps.542,737 million (3%) compared to the fourth quarter of 2025. The decrease is mainly explained by a lower volume of loans for Ps.573,034 million, mainly due to credit cards (13%) and promissory notes (3%), offset by an increase in overdrafts (33%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Financial entities	**391,935**	**606,352**	**166,074**	**(35)**	**136**
Loans	391,754	606,352	166,074	(35)	136
Other financing	181	—	—	N/A	N/A
Non-financial private sector and residents abroad	**20,671,109**	**20,962,383**	**17,242,521**	**(1)**	**20**
Loans	19,958,490	20,531,524	16,858,136	(3)	18
Overdrafts	1,443,508	1,087,703	1,236,087	33	17
Promissory notes	7,467,372	7,675,480	6,044,832	(3)	24
Mortgage loans	1,089,166	1,178,736	701,884	(8)	55
Pledge loans	659,591	712,905	590,713	(7)	12
Personal loans	2,148,711	2,253,039	2,109,915	(5)	2
Credit-card loans	3,930,205	4,537,177	4,391,330	(13)	(11)
Pre-financing and financing of exports	1,143,527	918,693	860,481	24	33
Other Loans	1,147,678	1,353,105	279,082	(15)	311
Accrued interest, adjustments and foreign currency quotation differences	977,765	880,229	685,588	11	43
Documented interest	(49,033)	(65,543)	(41,776)	(25)	17
Financial leases	49,818	54,652	49,247	(9)	1
Other financing	662,801	376,207	335,138	76	98
Non-financial public sector	**13,600**	**16,965**	**12,046**	**(20)**	**—**
Total loans and other financing	**21,076,644**	**21,585,700**	**17,420,641**	**(2)**	**21**
Allowances	**(1,538,992)**	**(1,505,311)**	**(730,599)**	**2**	**111**
Loans	(1,521,980)	(1,487,691)	(720,377)	2	111
Financial leases	(1,052)	(888)	(1,925)	18	(45)
Other financing	(15,960)	(16,732)	(8,297)	(5)	92
Net loans and other financing	**19,537,652**	**20,080,389**	**16,690,042**	**(3)**	**17**

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[(1)]					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Government securities' net Position	**6,260,919**	**7,308,995**	**7,353,918**	**(14)**	**(15)**
Measured at fair value	**1,236,192**	**992,843**	**898,008**	**25**	**38**
In pesos	854,431	842,994	700,969	1	22
Adjusted by CER	304,244	74,665	139,447	307	118
In foreign currency	77,517	75,184	57,592	3	35
Measured at amortized cost	**1,374,386**	**2,894,675**	**2,743,917**	**(53)**	**(50)**
In pesos	49,229	676,664	338,168	(93)	(85)
Adjusted by CER	956,880	1,793,289	1,062,691	(47)	(10)
In foreign currency	368,277	424,722	1,343,058	(13)	(73)
Measured at fair value through OCI	**3,650,341**	**3,421,477**	**3,711,993**	**7**	**(2)**
In pesos	2,034,535	2,337,013	3,354,370	(13)	(39)
Adjusted by CER	1,056,121	1,062,335	357,623	(1)	195
In foreign currency	559,685	22,129	—	n.m.	N/A
Other receivables resulting from financial brokerage	**13,781**	**16,965**	**22,584**	**(19)**	**(39)**
Loans and other financing	13,781	16,965	12,046	(19)	14
Trust certificates of participation and securities	—	—	10,538	N/A	(100)
Total exposure to the public sector	**6,274,700**	**7,325,960**	**7,376,502**	**(14)**	**(15)**

(1) It does not include deposits in the Central Bank, as they constitute one of the items through which Galicia complies with the minimum cash requirements.

As of March 31, 2026, net exposure to the public sector reached Ps.6,274,700 million, registering a 14% decrease compared to the fourth quarter of 2025. There were decreases registered in government securities adjusted by CER at amortized cost for Ps.836,409 million and in pesos for Ps.627,435 million.

Net exposure to the public sector represented 17% of total assets, while in the previous quarter, this exposure represented 18% of total assets.

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Funding and liabilities

Deposits amounted to Ps.23,753,462 million as of March 31, 2026, registering a decrease of Ps.4,227,028 million when compared to the previous quarter. This decrease is due to a drop of Ps.1,759,303 million in deposits in pesos, mainly due to the volatility of interest rates that occurred in the first months of the quarter.

Meanwhile, deposits in foreign currency decreased by Ps.2,467,725 million, primarily due to restatement effects; however, measured in original currency, the decrease was 6%.

Deposits

In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
In pesos	**12,736,549**	**14,495,852**	**14,102,814**	**(12)**	**(10)**
Current accounts	2,295,266	2,953,230	2,656,695	(22)	(14)
Saving accounts	1,816,506	2,254,610	2,068,929	(19)	(12)
Time deposits	7,094,275	7,401,408	7,055,091	(4)	1
UVA-adjusted time deposits	232,935	46,220	88,547	404	163
Other	1,086,648	1,648,436	1,946,061	(34)	(44)
Interests and adjustments	210,919	191,948	287,491	10	(27)
In foreign currency	**11,016,913**	**13,484,638**	**9,644,695**	**(18)**	**14**
Saving accounts	6,627,196	8,047,494	7,027,689	(18)	(6)
Time deposits	1,949,744	2,383,598	832,751	(18)	134
Other	2,436,659	3,048,169	1,782,457	(20)	37
Interests and adjustments	3,314	5,377	1,798	(38)	84
Total deposits	**23,753,462**	**27,980,490**	**23,747,509**	**(15)**	**—**

Total deposit accounts as of March 31, 2026, reached 12.1 million, a 1% growth compared to the fourth quarter of 2025.

The market share of private sector deposits reached 13.9% as of March 31, 2026, registering a decrease of 230 bp compared to the fourth quarter of 2025.

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Financial entities 974,215 421,054 166,488 131 485 Financing from credit-card purchases 837,261 920,778 809,426 (9) 3 Negotiable obligations 1,021,834 1,253,968 1,139,572 (19) (10) Subordinated negotiable obligations 484,971 564,836 494,240 (14) (2) Creditors from purchases of foreign currency 49,029 — 1,389,052 N/A (96) Collections on account of third parties 639,533 470,406 401,503 36 59 Other financial liabilities 847,482 859,611 820,292 (1) 3 Total financial liabilities 4,854,325 4,490,653 5,220,573 8 (7) Financial liabilities amounted to Ps.4,854,325 million, registering an increase of Ps.363,672 million (8%) compared to the fourth quarter of 2025. The variation was mainly due to an increase in financing received from financial entities for Ps.553,161 million (131%) and collections on account of third parties for Ps169,127 million (36%), offset by a decrease in negotiable obligations for Ps.232,134 million 19%). 28

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Liquidity Percentages, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Cash and due from banks 6,390,806 9,930,545 7,389,909 (36) (14) Government securities(1) 5,790,580 6,187,942 7,082,805 (6) (18) Call-money 54,096 (170) 24,914 (31921) 117 Overnight placements in correspondent banks 891,377 978,704 247,569 (9) 260 Repurchase agreement transactions 305,631 (475,499) 77,206 (164) 296 Other financial assets — — 837,798 N/A (100) Total liquid assets 13,432,490 16,621,522 15,660,201 (19) (14) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 95.0 93.2 102.3 180 (730) Liquid assets as a percentage of total deposits 56.5 59.4 65.9 (290) (940) As of March 31, 2026, the Bank’s liquid assets represented 95.0% of the Bank’s transactional deposits and 56.5% of its total deposits. This ratios were 93.2% and 59.4%, respectively, in the fourth quarter of 2025. 29 Liquidity 1. They include all portfolios of public securities (fair value, amortized cost and fair value with changes in OCI), valuing them at fair value.

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.1,757,858 million as of March 31, 2026, representing 7.7% of total financing, recording an 80 bps increase as compared to the fourth quarter of 2025.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 91.4%, compared to 97.4% as of December 31, 2025.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Non-accrual Financing	**1,757,858**	**1,639,411**	**522,651**	**7**	**236**
With preferred guarantees	92,001	67,763	15,642	36	488
With other guarantees	43,122	29,857	22,241	44	94
Without guarantees	1,622,735	1,541,791	484,768	5	235
Allowance for loan losses	**1,606,851**	**1,596,258**	**828,758**	**1**	**94**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	7.7	6.9	2.7	80	500
Allowance for loan losses to loans to the private sector	7.1	6.8	4.3	30	280
Coverage	91.4	97.4	158.6	(600)	(6,720)
Non-accrual loans with guarantees to non-accrual financing	7.7	6.0	7.2	170	50
Cost of risk	9.5	12.5	6.9	(300)	260

30

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Allowance for loan losses At the beginning of the quarter 1,596,259 1,409,514 630,866 13 153 Changes in the allowance for loan losses Provisions charged to income 475,115 661,267 326,327 (28) 46 Charge offs (286,690) (358,313) (68,623) (20) 318 Inflation effect (177,833) (116,210) (59,812) 53 197 Allowance for loan losses at the end of the quarter 1,606,851 1,596,258 828,758 1 94 Charge to the income statement Provisions charged to income (475,115) (661,267) (326,327) (28) 46 Direct charge offs (79,740) (79,919) (1,793) — n.m. Bad debts recovered 11,570 7,123 4,005 62 189 Net charge to the income statement (543,285) (734,063) (324,115) (26) 68 During the quarter, Ps.286,690 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.79,740 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Minimum capital requirement (A)	**2,070,866**	**1,902,512**	**1,343,100**	**9**	**54**
Allocated to credit risk	1,830,771	1,635,141	1,121,143	12	63
Allocated to market risk	36,797	35,935	20,370	2	81
Allocated to operational risk	203,298	231,436	201,587	(12)	1
Computable capital (B)	**6,436,300**	**5,840,451**	**3,459,467**	**10**	**86**
Tier I	6,408,645	5,811,263	3,405,773	10	88
Tier II	27,655	29,188	53,694	(5)	(48)
Excess over required capital (B) (A)	**4,365,434**	**3,937,939**	**2,116,367**	**11**	**106**
Risk weighted assets	**25,219,283**	**23,186,086**	**16,380,558**	**9**	**54**
Ratios (%)					**Variation (bp)**
Total capital ratio	25.5	25.2	21.1	33	440
Tier I capital ratio	25.4	25.1	20.8	35	462

As of March 31, 2026, the computable capital amounted to Ps.6,436,300 million and the minimum capital requirement to Ps.2,070,866 million, resulting in an available margin of Ps.4,365,434 million (211%). This excess compares to Ps.3,937,939 million (207%) as of December 31, 2025.

In the quarter, the capital requirement increased by Ps.168,354 million, while computable capital increased by Ps.595,849 million compared to the previous quarter.

The total Tier 1 capital ratio stood at 25.4%, registering an increase of 462 bp compared to the first quarter of 2025 and 35 bp compared to the previous quarter. compared to the fourth quarter of 2025.

The change compared to the fourth quarter of 2025 is mainly explained by the increase in the Tier 1 capital ratio, driven by the indexation of equity and the generation of positive results during the period.

In the year-on-year comparison, the increase in the ratio is mainly due to the growth in the Tier 1 capital ratio, resulting from the incorporation of Galicia Mas into equity. This effect was partially offset by the increase in credit risk-weighted assets, the growth of which was not sufficient to reverse the improvement in the ratio.

32

Grupo Galicia Financial Report Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Naranja X is Grupo Galicia’s fintech company that develops a digital ecosystem of financial solutions—including payments, credit, savings and investment—to support customers in their everyday use of money, promoting financial inclusion through simple and accessible experiences.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights[1]

Ps.(18,638) million
Net income for the quarter attributable to Naranja X
-122% vs. 1Q 2025

23.0%
Cost of risk
+816 bp vs. 1Q 2025

96
Branches and other points of sale

2,582
Employees

(6.9%)
ROE
-3,642 bp vs. 1Q 2025

33.5%
Efficiency ratio
+146 bp vs. 1Q 2025

5.0%
Market share: Personal loans

7.0%
Market share: Saving accounts

8,954
Deposit accounts
In thousands

Ps.2,040
Average balance of deposits
In billions

8,530
Credit cards
In thousands

77%
Digital clients

(1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

34

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter[1]

In the first quarter, Naranja X reported a net loss attributable to the company of Ps.18,638 million, representing an improvement of Ps.34,809 million compared to the fourth quarter of 2025. The quarterly result represented a negative ROA of 1.0% and a negative ROE of 6.9%.

The quarter's performance was primarily explained by an improvement in net interest income, associated with an expansion of the net financial margin due to lower funding costs. The net financial margin expanded by 316 bp, mainly driven by Naranja Digital. Additionally, loan loss provisions showed a favorable evolution, reflected in improvements in early-stage delinquency indicators (between 30 and 90 days). On the other hand, operating expenses improved on a comparable basis, driven by the implementation of efficiency plans for administrative expenses.

Conversely, fee income came in below the previous quarter, in line with the lower level of transactional activity typically associated with the seasonality of the period. Additionally, the impact of higher inflation led to an increase in the result from the net monetary position.

Income Statement					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Net interest income	416,181	375,313	350,852	11	19
Net fee income	159,317	184,552	195,202	(14)	(18)
Net results from financial instruments	(14,952)	31,066	75,722	(148)	(120)
Gold and foreign currency quotation differences	12,730	(6,468)	(6,681)	297	291
Other operating income	56,483	65,428	56,476	(14)	—
Loan loss provisions	(337,170)	(377,822)	(207,946)	(11)	62
Net operating income	**292,589**	**272,069**	**463,625**	**8**	**(37)**
Personnel expenses	(66,728)	(67,786)	(67,177)	(2)	(1)
Administrative expenses	(62,982)	(76,722)	(70,160)	(18)	(10)
Depreciations and devaluations of assets	(9,409)	(9,381)	(9,883)	—	(5)
Other operating expenses	(121,130)	(136,210)	(104,800)	(11)	16
Operating income	**32,340**	**(18,030)**	**211,605**	**279**	**(85)**
Results from the net monetary position	(65,986)	(58,192)	(74,924)	(13)	12
Income tax	14,934	22,687	(51,317)	34	(129)
Net income / (loss)	**(18,712)**	**(53,535)**	**85,364**	**65**	**(122)**
Net Income / (loss) Attributable to Non-controlling	(74)	(88)	(118)	16	37
Net Income / (loss) Attributable to Naranja X	(18,638)	(53,447)	85,482	65	(122)
Other comprehensive income	(4,207)	411	1,060	n.m.	(497)
Total comprehensive income / (loss)	**(22,919)**	**(53,124)**	**86,424**	**57**	**(127)**
Total comprehensive income to Non-controlling Interests	(284)	(67)	(65)	(324)	(337)
Total comprehensive income / (loss) to Naranja X	(22,635)	(53,057)	86,489	57	(126)

(1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

35

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 36 Profitability and efficiency1 Financial margin Efficiency ratio ROA ROE (1.0)% (2.6)% 4.8% 1Q 2026 4Q 2025 1Q 2025 (6.9)% (19.0)% 29.5% 1Q 2026 4Q 2025 1Q 2025 21.8% 18.7% 23.0% 1Q 2026 4Q 2025 1Q 2025 33.5% 36.7% 32.0% 1Q 2026 4Q 2025 1Q 2025 (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information[1]

Balance Sheet					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Assets					
Cash and due from banks	172,113	224,332	261,860	(23)	(34)
Net loans and other financing	4,936,563	5,524,495	5,386,110	(11)	(8)
Other financial assets	1,674,340	2,091,498	1,380,951	(20)	21
Property, bank premises, equipment	88,242	93,412	98,495	(6)	(10)
Intangible assets	29,631	28,914	25,685	2	15
Other non-financial assets	353,383	259,204	171,278	36	106
Total assets	**7,254,272**	**8,221,855**	**7,324,379**	**(12)**	**(1)**
Liabilities					
Deposits	2,158,054	2,758,279	2,015,647	(22)	7
Financing from financial entities	438,673	558,519	637,816	(21)	(31)
Other financial liabilities	2,634,295	2,876,746	2,813,994	(8)	(6)
Negotiable obligations	508,324	572,122	296,294	(11)	72
Other non-financial liabilities	421,903	340,246	342,586	24	23
Total liabilities	**6,161,249**	**7,105,912**	**6,106,337**	**(13)**	**1**
Shareholders' equity	**1,093,023**	**1,115,943**	**1,218,042**	**(2)**	**(10)**
Shareholders' equity attributable to Non-controlling	1,295	1,579	1,422	(18)	(9)
Shareholders' equity attributable to Naranja X	1,091,728	1,114,364	1,216,620	(2)	(10)

[1]The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

37

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Non-accrual loans 972,002 805,260 381,916 21 155 Allowances for loan losses and provisions 941,960 849,477 472,053 11 100 Ratios (%) Variation (bp) NPL Ratio 16.9 13.2 6.6 365 1,024 Allowance for loan losses to loans to the private sector 16.4 14.0 8.2 241 815 Coverage 96.9 105.5 123.6 (858) (2,669) Cost of risk 23.0 24.4 14.8 (141) 816 As of March 31, 2026, considering provisions associated with unused credit card balances, the coverage ratio stood at 96.9%, compared to 123.6% on the same date of the previous year and 105% at year-end 2025. 38 Asset quality1 1The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience1 In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Allowances for loan losses At the beginning of the quarter 849,477 752,070 368,815 13 130 Changes in the allowance for loan losses Provisions charged to income 333,335 372,889 203,879 (11) 63 Reversals of allowances for loan losses (6) (5,822) (94) (100) (94) Charge off (164,676) (216,707) (66,903) (24) 146 Effect of inflation (76,170) (52,953) (33,644) 44 126 Allowance for loan losses at the end of the quarter 941,960 849,477 472,053 11 100 Charge to the income statement Provisions charged to income (333,335) (372,889) (203,879) (11) 63 Direct charge offs (3,835) (4,933) (4,067) (22) (6) Bad debt recovered 5,055 6,805 7,304 (26) (31) Net charge to the income statement (332,115) (371,017) (200,642) (10) 66 39 1The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1996, Galicia Seguros has offered insurance solutions, promoting comprehensive protection for individuals and assets. It specializes in personal and property insurance, offering solutions for individuals, SMEs, large corporations, and the agricultural sector. Its offering is based on a wide range of coverages and services geared towards risk management, supported by a diversified network of channels—including bancassurance, insurance brokers, and digital channels—that facilitates access to solutions tailored to each client's needs.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 41 Highlights 895 2,401 Employees Polices in thousands Clients in thousands Ps.13,031 million Net income for the quarter attributable to Seguros -3% vs. 1Q 2025 ROE 21.4% -2,044 bp vs. 1Q 2025 Combined Ratio 95.3% +767 bp vs. 1Q 2025 1,876 Agencies 12

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2026		2025		Variation (%)
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Income from insurance services	175,739	167,964	164,183	5	7
Insurance service expenses	(164,276)	(234,788)	(155,292)	(30)	6
Net reinsurance expenses	(5,919)	43,472	7,109	(114)	(183)
Insurance financial results	(30,355)	(87,864)	(16,797)	(65)	81
Insurance business results	**(24,811)**	**(111,216)**	**(797)**	**(78)**	**n.m.**
Interest income	11,151	33,938	13,670	(67)	(18)
Net results from financial instruments	49,589	139,682	2,156	(64)	n.m.
Gold and foreign currency quotation differences	(2,650)	(165)	2,997	n.m.	(188)
Other operating income	6,437	9,674	4,784	(33)	35
Net operating income	**39,716**	**71,913**	**22,810**	**(45)**	**74**
Personnel expenses	(851)	(2,932)	(1,487)	(71)	(43)
Administrative expenses	(2,889)	(5,880)	(3,533)	(51)	(18)
Depreciations and devaluations of assets	(5)	1,003	(42)	(100)	(88)
Other operating expenses	(402)	(590)	(326)	(32)	23
Operating income	**35,569**	**63,514**	**17,422**	**(44)**	**104**
Results from the net monetary position	(9,309)	(7,043)	(4,099)	32	127
Income tax	(13,210)	(25,356)	147	(48)	n.m.
Net income / (loss)	**13,050**	**31,115**	**13,470**	**(58)**	**(3)**
Net Income / (loss) Attributable to Parent Company's Owners	19	(1)	63	n.m.	(70)
Net Income / (loss) Attributable to Non-controlling Interests	13,031	31,116	13,407	(58)	(3)
Other comprehensive income	3,478	15,819	(4,082)	(78)	(185)
Total comprehensive income / (loss)	**16,528**	**46,934**	**9,388**	**(65)**	**76**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	19	(1)	63	n.m.	(70)
Total comprehensive income / (loss) Attributable to Parent Company's Owners	16,509	46,935	9,325	(65)	77

42

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 4.0% 8.8% 6.6% 1Q 2026 4Q 2025 1Q 2025 21.4% 55.9% 41.9% 1Q 2026 4Q 2025 1Q 2025 95.3% 103.1% 87.6% 1Q 2026 4Q 2025 1Q 2025 89.0% 79.8% 93.5% 1Q 2026 4Q 2025 1Q 2025

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Assets Cash and due from banks 3,995 4,392 5,592 (9) (29) Debt securities 632,179 706,208 557,416 (10) 13 Other financial assets 445,818 399,494 359,035 12 24 Property, bank premises, equipment 9,238 9,874 9,469 (6) (2) Intangible assets 27,076 25,066 26,265 8 3 Assets for insurance and reinsurance contracts 131,781 155,358 128,957 (15) 2 Other non-financial assets 133,347 156,056 121,988 (15) 9 Total assets 1,383,434 1,456,448 1,208,722 (5) 14 Liabilities Liabilities for insurance and reinsurance contracts 990,258 1,062,191 928,082 (7) 7 Other non-financial liabilities 137,086 154,693 79,423 (11) 73 Total liabilities 1,127,344 1,216,884 1,007,505 (7) 12 Shareholders' equity 256,090 239,564 201,217 7 27 44 Selected financial information

Financial Report Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1958, Fondos FIMA has been managing mutual funds, promoting savings and responsible investing through the professional management of diversified portfolios that provide access to capital markets and a broad range of local and international assets.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

↘

Ps.34,375 million
Net income for the quarter
-4% vs. 1Q 2025

21
Assets under management

14.5%
Market share
+180 bp vs. 1Q 2025

30
Employees

Ps.13,231
Assets under management
In billions
+1% vs. 1Q 2025

46

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Net results from financial instruments 12,205 14,486 8,065 (16) 51 Gold and foreign currency quotation differences (530) 479 53 (211) n.m. Other operating income 56,420 60,503 61,036 (7) (8) Net operating income 68,095 75,468 69,154 (10) (2) Personnel and administrative expenses (3,035) (4,992) (4,152) (39) (27) Other operating expenses (3,748) (4,050) (6,004) (7) (38) Operating income 61,312 66,426 58,998 (8) 4 Results from the net monetary position (8,428) (10,017) (8,578) 16 2 Income tax (18,509) (16,544) (14,600) 12 27 Net income 34,375 39,865 35,820 (14) (4) 47 Results for the quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Assets under management

Assets under management					
In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	1Q	4Q	1Q	vs.4Q25	vs.1Q25
Fima Acciones	128,234	153,070	134,465	(16)	(5)
Fima P.B. Acciones	60,798	70,399	83,083	(14)	(27)
Fima Renta en Pesos	136,959	102,575	151,369	34	(10)
Fima Ahorro Pesos	617,426	548,774	529,129	13	17
Fima Renta Plus	106,201	88,312	112,494	20	(6)
Fima Premium	8,375,221	8,073,001	8,950,398	4	(6)
Fima Ahorro Plus	498,360	450,965	479,859	11	4
Fima Capital Plus	58,137	52,652	173,133	10	(66)
Fima Abierto Pymes	77,553	76,985	21,062	1	268
Fima Mix I	19,616	25,009	37,632	(22)	(48)
Fima Premium Dolares	2,372,224	2,174,582	—	9	N/A
Fima Mix II	8,143	10,443	10,993	(22)	(26)
Fima Renta Fija Internacional	3,479	4,149	5,314	(16)	(35)
Fima Sustentable ASG	5,801	7,917	5,316	(27)	9
Fima Acciones Latinoamericanas Dólares	791	773	629	2	26
Fima Renta Fija Dólares	419,478	243,864	440,582	72	(5)
Fima Mix Dólares	163,932	172,905	179,352	(5)	(9)
HF Renta Fija Estratégica	—	—	44,263	N/A	(100)
HF Renta Dolares	—	—	11,130	N/A	(100)
HF Infraestructura PPERel	85,830	96,583	—	(11)	N/A
HF Acciones Líderes	—	—	44,235	N/A	(100)
HF Acciones Argentinas	—	—	28,359	N/A	(100)
HF Pesos	—	—	1,279,723	N/A	(100)
HF Pesos Renta Fija	—	—	25,429	N/A	(100)
HF Pesos Plus	—	—	248,713	N/A	(100)
HF Renta Fija Argentina	—	—	42,101	N/A	(100)
HF Desarrollo Abierto PYMES	—	—	40,631	N/A	(100)
HF Infraestructura II	11,596	11,703	11,362	(1)	2
HF Retorno Total	68,433	44,867	39,192	53	75
HF Balanceado	12,326	13,337	28,784	(8)	(57)
Assets under management	**13,230,538**	**12,422,865**	**13,158,732**	**7**	**1**

48

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2026 2025 2025 Variation (%) 1Q 4Q 1Q vs.4Q25 vs.1Q25 Assets Cash and due from banks 18,012 18,670 18,835 (4) (4) Debt securities 3,277 674 73,842 386 (96) Net loans and other financing 1,321 1,196 244 10 441 Other financial assets 112,550 116,478 111,741 (3) 1 Other non-financial assets 120 138 3,054 (13) (96) Total assets 135,280 137,156 207,716 (1) (35) Liabilities Other non-financial liabilities 46,434 41,331 121,311 12 (62) Total liabilities 46,434 41,331 121,311 12 (62) Shareholders' equity 88,846 95,825 86,405 (7) 3 49 Selected financial information

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Relevant information Dividends On April 15, 2026, Grupo Galicia paid cash dividends of Ps.41,777 million, as approved by the Shareholders' Meeting of April 29, 2025.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

ESG

Impact Financing

In January 2026, Banco Galicia financed Ps.70 million in regenerative livestock projects through the BELAT Crowdlending I Trust, with the aim of promoting ecosystem regeneration and contributing to climate change mitigation.

Sustainable financial products search engine

In March 2026, Banco Galicia launched a search engine that brings together sustainable financing, savings, and investment alternatives in one place, facilitating access to impactful options. The project, developed by the Sustainable Financial Products Lab of the Argentine Sustainable Finance Protocol (PFSA) and hosted on its website, was supported by Innovative Finance for the Amazon, Cerrado and Chaco (IFACC).

Integrated Report 2025 Launch

In March 2026, Grupo Galicia presented its Integrated Report 2025, which summarizes how the Group puts its purpose into action: to develop financial solutions that simplify people's lives, drive opportunities and manage their impact in a responsible and sustainable way.

51

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Regulatory changes

Deposit Guarantee Insurance System

Through Communication "A" 8407, effective from April 1, the BCRA increased the amount of the deposit guarantee from Ps.25 million to Ps.50 million.

Profit distribution

Within the framework of Communication "A" 8410, the Central Bank of Argentina (BCRA) incorporated an exceptional and temporary profit distribution scheme, valid until December 31, 2026. Entities with prior authorization from the BCRA may distribute up to 60% of the profits corresponding to fiscal year 2025, net of legal and statutory reserves, in three equal and non-cumulative monthly installments. The maximum distributable amounts are determined in constant currency as of the date of the shareholders' meeting.

The Central Bank of Argentina (BCRA) eliminates additional requirements for agricultural credit

Through Communication "A" 8418, the Central Bank of Argentina (BCRA) introduced a specific modification to the Minimum Capital regulations, eliminating the capital surcharge for credit risk applied to financing granted to non-SME agricultural clients who maintain stockpiles exceeding 5% of their annual harvest capacity. Consequently, new financing to this segment is no longer subject to the increased weighting factor, with the differential treatment remaining in effect only for transactions granted until April 10, 2026.

Minimun Cash

Through Communication "A" 8423, the Central Bank of Argentina (BCRA) introduced modifications to the minimum cash reserve requirement in pesos, aimed at making liquidity management more flexible for financial institutions. The regulation reduces the minimum daily reserve requirement to 65% of the total requirement, effective April 17, 2026, and eliminates the minimum and maximum maturity periods for national government securities subscribed in primary placements that can be used to meet the minimum reserve requirement.

52

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Glossary and additional information

Combined ratio: claims (claims paid net of reinsurance, change in claims reserves net of reinsurance) + direct costs (commissions to intermediaries, assistance, inspections, call centers, advertising) + operating expenses (administration expenses, infrastructure, technology and payroll of collaborators, taxes) / NEP.

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

53

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Inflation, exchange rate and interest rates 2026 2025 2025 2025 2025 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 11,077.0608 10,121.3715 9384.0922 8855.5681 8353.3158 Consumer price index (IPC) (%) 9.44 7.86 5.97 6.01 8.57 Wholesale price index (IPIM) (%) (2) 6.14 5.15 9.96 4.25 4.70 Acquisition value unit (UVA) (3) 1,855.18 1,707.79 1,599.50 1,517.83 1,396.00 Exchange rate (Ps./US$) (4) 1,382.76 1,459.42 1,366.58 1,194.08 1,073.88 Badlar (5) (quartely averages) 29.85 35.57 42.83 32.69 29.89 Tamar(6) 0.30 0.33 0.50 0.34 0.31 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. (6) BCRA reference rate for wholesale deposits. 54

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

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